Exhibit No. 22

Securities Guaranteed by Subsidiary Guarantor

Guaranteed Security	Subsidiary Guarantor

6.125 % Senior Notes, due September 15, 2024	PDC Permian, Inc.
6.25% Senior Notes, due December 1, 2025	PDC Permian, Inc.
5.75% Senior Notes, due May 15, 2026	PDC Permian, Inc.